FILED BY LEVEL 3 COMMUNICATIONS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: GLOBAL CROSSING LIMITED

CORPORATE PARTICIPANTS

Sunit Patel

Level 3 Communications - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Colby Synesael

Cowen and Company - Analyst

QUESTION AND ANSWER

Colby Synesael  - Cowen and Company - Analyst

Alright, we’re going to get going here. Good morning and welcome to the first Cowen TMT conference. My name is Colby Synesael, and I’m the (inaudible) Analyst at Cowen, and with me today, we have Sunit Patel, who is the Chief Financial officer of Level 3.

The format for today’s presentation is fireside chat. I have about a dozen questions that I have already prepared, but I will stop about halfway through and open it up to the audience if you have any questions as well.

So, Sunit, thank you very much for being here. Why don’t we just jump right into it? Last week, you offered $600 million of 8.125% senior secured notes in 2019, but three months ago, you offered $500 million in 9.375% senior secured notes through 2019. How much of the 1.25% interest rate improvement that we saw in the last three months was due to the Global Crossing announcement versus an improvement in TTT-rated bonds?

Sunit Patel  - Level 3 Communications - EVP, CFO

I think, for us, most of the improvement came from several things, the continued strength in our results, but a bigger factor is the Global Crossing announcement giving the difference in debt-to-EBITDA between us and them, and also the expected synergy. I think not much of the improvement has come from just general improvement. Most of it would be the announcement of the combination and the benefits from that.

Colby Synesael  - Cowen and Company - Analyst

That 1.25%, is that kind of a big (inaudible) for a future refi opportunity?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes. I think if you think about — there’s a couple ways to look at it. One is that when we announced the Global Crossing acquisition, we announced a bridge facility for $1.9 billion, of which $1.8 billion is a bond bridge, and $800 million was bank debt, so certainly, the 8.15% you saw is indicative of the bond rate that we can get out there, (inaudible), from a bank financing perspective, we expect to do much better, probably in the 5%s  somewhere.

Overall, when you look at it on a weighted basis, at least for the incremental financing that we talked about, it will probably be closer to 7%, I think. Another way I think about it is, the average cost for Global Crossing’s debt today is about 11.4% on $1.5 billion of debt, so certainly, we have the prospect to reduce debt expense over the next year.

In addition, the average cost of debt for Level 3, the average coupon is about 8.5%, so when you look at it from a weighted basis from bank and bonds, over the next couple of years, we should be able to reduce debt also with time, so that’s the additional benefit beyond the operating synergies that we’ve discussed.

Colby Synesael  - Cowen and Company - Analyst

Pro forma, the acquisition of Global Crossing, it looks like Level 3 had approximately $8 billion in debt, or maybe that’s plus another [$500 million] depending on what you end up actually doing. How much of that debt is actually able to be refinanced.

Sunit Patel  - Level 3 Communications - EVP, CFO

Most of that that is coming do over the next couple of years is refinanceable. It’s generally callable at this point in time, so if you look at our debt today, we have roughly $300 million coming due next year, but I think with cash on the balance sheet for those, the convertibles that we issued a long time ago, but it’s a lot of the money, the coupon is about 3.5%.

We have another $400 million coming due in January of 2013. We issued that in the heart of the financial crisis to buy a lot of (inaudible) at a lot cheaper prices. The coupon is pretty high, at 15%, and the conversion price is $1.80, so when (inaudible) stock prices, hopefully, we should be able to both reduce interest expense and debt there.

So, then, we have bigger maturities coming due in 2014, both in the bank and the bond side, and those provide us an opportunity to start refinancing some of the debt, especially the bond debt, at hopefully lower rates.

Colby Synesael  - Cowen and Company - Analyst

When you guys decided to do the capital raise, how big of a priority — or how big of a component was the ability to then go and refinance the rest of your debt? And I guess what I’m getting at is, how motivated is the Company to actually do this, considering the amount of effort and time that’s going to be (inaudible) to actually go and refinance?

Sunit Patel  - Level 3 Communications - EVP, CFO

Well, I think, as you pointed out, we did a bond financing just earlier this year, so we didn’t really have any worries about being able to refinance the debt. We typically — our approach is to refinance the debt well ahead of when it’s going to come due. I don’t think that approach is strange, I mean, we have been refinancing at a clip of more than $2 billion a year over the last eight years, so I think we have always remained active, and we’ll continue to remain active in the markets, to be able to take (inaudible) well before they come due.

Colby Synesael  - Cowen and Company - Analyst

In the current rate environment, do you think that you should kind of front-load the stock up?

Sunit Patel  - Level 3 Communications - EVP, CFO

Again, we try to be — our approach, usually — we try to be early. We don’t try to time the market from a rate perspective. Yes, the current market is attractive, and that’s the reason why we moved last week to refinance, but generally, the way we think about it is, people ask about 2014 maturities, for example, and say, “What about the elephant in the room,” and our approach is, we take a few bites, there’s no elephant.

So, generally, we don’t try to time it, we just take it a bite at a time, big bite at a time, and it’s gone.

Colby Synesael  - Cowen and Company - Analyst

So, I mean, we should just basically assume what you’ve done historically in the last few years, every two months, you’re in the market doing something to refinance (inaudible)?

Sunit Patel  - Level 3 Communications - EVP, CFO

Well, it might not be every two months. Sometimes the market is more open than other times, but certainly, this year, I think that we have been very active. We have already done — with the financing last week, we have already done about $1.7 billion so far.

Colby Synesael  - Cowen and Company - Analyst

Based on various media outlets, there are apparently quite a few assets in the market that are for sale (inaudible). I realize that you said you were likely to focus on the Global Crossing deal, but if you wanted to make a bid, do you even have the ability to raise more debt to help finance a deal if you wanted to make one?

Sunit Patel  - Level 3 Communications - EVP, CFO

I think, and we’ve said this in the past, we always have access to do anything from an M&A perspective. There are a lot of sources of capital out there, but I think that at this point in time, we are just focused on getting the Global Crossing transaction done.

Colby Synesael  - Cowen and Company - Analyst

Let me (inaudible) that was helpful what you just said, but it sounds like it’s not even an option that you’re considering, simply the fact that you’re focused on Global Crossing, so (inaudible) come out there a month from now, and find a transaction, we’ll be surprised?

Sunit Patel  - Level 3 Communications - EVP, CFO

I think that’s fair, yes.

Colby Synesael  - Cowen and Company - Analyst

You’ve indicated that you expect the deal to take up to a year to close, and probably could close as late as the second quarter of 2012. This is a bit long, based off of other deals that have closed in the space of late. Is there anything unique to this curve that could delay the curve, or do you think that your assumptions were actually conservative when you said it could take up to a year?

Sunit Patel  - Level 3 Communications - EVP, CFO

I think — well, what we said  is we expect to close it by year-end, calendar year-end this year, so, I think that the way everything is moving on various regulatory and — from a regulatory guidance perspective, we feel pretty comfortable that we should be able to get it done before the end of the year.

Colby Synesael  - Cowen and Company - Analyst

You’ve outlined $300 million of cost synergy from the acquisition. Can you show us where, exactly, these synergies are expected to come from, and maybe one way you can break it out is its cost of goods versus SG&A and maybe people versus network?

Sunit Patel  - Level 3 Communications - EVP, CFO

Sure. So, we talked about total operating synergies of $340 million, of which $40 million were capital expenditure savings annually, and $200 million were cost savings, which are roughly broken out, 45% for cost-of-sales, or network expenses, and 55% for SG&A. The savings on the network side basically come from the fact that a lot of Global Crossing’s excess cost, especially in the US, there is a lot we can do, given our experience with metro fiber infrastructure, we have metro fiber networks in 125 cities, and part of the big reason why our incremental margins for new revenue — incremental gross margins are 80%, so we only spend $0.20 of every dollar for new revenue on network expenses.

So, the idea would be, we could do several — we will do several things based on a lot of detail work we did as part of our due-diligence process is, we can move some of that traffic onto the Level 3 network, mostly within the metros. There are some places where there are going to (inaudible) building to those facilities.

There are other opportunities for (inaudible) and traffic, that we can use (inaudible) capacity, for example, connecting to both central offices, so there are also savings from a purchasing power standpoint with respect to waste traffic that we terminate, so they come from several different areas where we can save network expenses.

When we feel pretty comfortable with that level of savings, we can mine, this is, of course, a long-haul combination we are doing, and we have looked at that in a lot of details. At the surface level, so our comfort level there is high.

On the SG&A side, which is 55% of the $300 million (inaudible), we think probably about— let’s say two-thirds or a little less will come from headcount-related savings, and the rest will be non headcount-related. There is not much in the way of headcount-related savings that we are looking at from — in the large scheme of things. What I mean by that is, the combined company will have about 11,000 employees, after reductions, we look to make probably in the single-digit percentile reductions with respect to headcount.

I think both companies are continuing to add in terms of salespeople and sales capability, there’s a lot of savings there, focused more on more back-office functions, whether it’s finance, legal, common sales force, IT, some of those areas — a lot of it certainly is from non headcount-related ASO.

For example, you don’t need two directors of office or (inaudible), or a long list of things, software contractors, software suppliers that we have common suppliers, so a number of different areas that we have identified for the non headcount-related (inaudible) to come from.

Colby Synesael  - Cowen and Company - Analyst

What are you (inaudible)— obviously, if I look at previous deals that you guys have done, I think you have outlined (inaudible) about 50% of synergies in the first year, about 75% in year two, and about 100% in year three. Is that roughly how we should be thinking about it?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, I think, from a run-rate perspective, so, if you look at end-of-year run-rate savings, yes, we feel comfortable we should be able to do that or better than that.

Colby Synesael  - Cowen and Company - Analyst

So, if the deal does close by the end of this year, if we look at 2012, excluding the integration costs, which we’ll get into in a moment, we should be thinking about $150 million of cost synergies in 2012 and $225 million in 2013 and the full $300 million by 2014?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, as I said, run-rates, so if you exit run-rate, then you exit next year to be at about those kind of levels. So, it’s tough to be too precise. I think one of the lessons learned from previous acquisitions is we want to make sure that we’ve done the integration before we make the deductions, so (inaudible) on the face of that, but generally, I think, yes, when we made the announcement, we said that we expect that we will be hitting — the vast majority of the synergies within the first couple of years.

Colby Synesael  - Cowen and Company - Analyst

In terms of the integration costs, remind us of what those are, and then the second part is, are you going to back those out of EBITDA, so that when you report financials the integration costs will be below the EBITDA line?

Sunit Patel  - Level 3 Communications - EVP, CFO

That’s a good question. The common rules have changed with respect to purchase accounting, so a fair number of the integration costs we will run through EBITDA. We will talk about the (inaudible) so investors can identify what the run-rate EBITDA is versus what the integration parts are. We think that — we expect integration costs of about $200 million to $225 million. A lot of that will be in the P&L side from about — will be in the capital expenditure side, and I think a lot of the synergies, probably, I mean, a majority of the integration costs will be in the first year, and then some of — a big chunk will also be in the second year post-closing.

So, we will be through most of those in the first couple of years.

Colby Synesael  - Cowen and Company - Analyst

So, just to clarify, you are planning to break out as much as — from the finance perspective that you can, (inaudible) put that below the EBITDA line?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, we will probably report EBITDA as per our definitions, so — I think we will report EBITDA, but then we will say, within EBITDA, there are X number of — amount of integration costs, and provide some detail for that, like we have (inaudible) to do in the past, with previous acquisitions.

Colby Synesael  - Cowen and Company - Analyst

And just to blunt here, are those all one-time costs, or will those be recurring?

Sunit Patel  - Level 3 Communications - EVP, CFO

No, those are one-time, yes.

Colby Synesael  - Cowen and Company - Analyst

What are the biggest differences between how you will go about this integration versus how you went about the integration back in 2005 and 2006 when you rolled up about five different network assets, both long-haul and metro?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, so, during the period of late ‘05 to early ‘07, we bought six companies, two long-haul companies, WilTel and Broadwing, and four metro companies, that almost tripled the size of the Company, and that was done in a period of about — a short period of less than 15 months, so that was, I mean, just doing something of that magnitude and complexity, we had some issues.

So, I don’t think that our approach here is too different from the long-haul, the long-haul consolidation. We’ve never had any issues with some of that. The other thing, though, that was different last time around was, we had roughly about 2000 customers and we went to 30,000 customers, so, just culturally, that was a big, big change.

If you look at this combination, we have about 15,000 customers (inaudible), so just from a personality perspective, I think this will be easier. Most of our issues last time around came from the metro acquisitions we had made, the data records were quite poor, and as we made headcount reductions, a lot of that knowledge walked out of the door. The (inaudible) made provisioning quite a bit of a nightmare.

So, I think in this case, Global Crossing’s systems and data are in pretty good shape. It’s a long-haul consolidation, not to mention there are parts of the revenue and parts of the (inaudible) that aren’t touching, like a (inaudible) business, or some of the (inaudible) business. Some of the consolidation activity will happen in New York. The majority of the efforts will be right here in the US, also an extensive submarine network system.

So, I think from a risk perspective, we should be a lot safer than what we attempted to do the last time around from late ‘05 to early ‘07, so we feel pretty good about that.

Colby Synesael  - Cowen and Company - Analyst

Did the capital structure of the Company influence how you felt you needed to integrate the companies back in 2005, 2006, and then when you look at the capital structure today, is there more relaxation, or not a sense of urgency to the same degree?

Sunit Patel  - Level 3 Communications - EVP, CFO

No, I don’t think the capital structure influenced the last time, as I said, it’s just trying to meld together us and six other companies from a cultural, operational perspective, two different kinds of assets, it’s just a lot more complex. So, I think it wasn’t capital structure that’s influenced the change.

Also, as I said, this time around, the lesson learned is, we’re going to make sure we get some of the integration done before we plan to do headcount reductions, so that should be a lot safer.

Colby Synesael  - Cowen and Company - Analyst

Are there any questions in the audience, at this point? If so, just raise your hand, before we come back around to the second round.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Colby Synesael  - Cowen and Company - Analyst

Could you repeat the question?

Sunit Patel  - Level 3 Communications - EVP, CFO

We — the question was, what are the plans with the mandatory convertible. We don’t have a mandatory convertible.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

So, it’s just a regular convertible, not a mandatory. We do have two (inaudible) that follow, I talked about the 2013 ones, where we have — that’s $400 million a year, another $475 million in convertibles in 2015. I think the way those work, my sense is that generally, you can’t force conversion, obviously, you can always work that out if you’re a convert-holder, and then we did another one last year of about $200 million that converted to $1.22. (inaudible) after which, if the stock’s failing, at a premium above the price, (inaudible) price, you can push for conversion. That’s more for market-based conversion that we did last year. It’s small, and (inaudible) due in 2016.

Colby Synesael  - Cowen and Company - Analyst

Another question in the front?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

So, I think the question is, our cash, and I think you are referring to our CDN business, the growth margin prospects. So, that business has effectively doubled over the last year, and so we, obviously, gained market share there. The margin is probably better than average margin, I would say, generally. As I said, our incremental margin, the new revenues, are roughly about $0.80 of gross margin dollars for every new dollar of revenue.

I would say at or better the debt level, generally. A lot of — the reason for that is obviously that to the extent that you’re carrying all this traffic on-net, you’re not seeing a (inaudible) of traffic, so that’s how our gross margins are measured, we just have, in our cost-of-sales uniting, we have (inaudible) to tell you the (inaudible).

We think that the business is going quite strong. Given what is happening with video traffic, video is the killer app, really, for bandwidth providers like us, and so that does create congestion, traffic jams, and will do for quite (inaudible), which is why we see the CDM business as a valuable business for us. It allows our customers to both optimize cost and customer experience, for their end-user customers, because we dynamically stash the content out of the (inaudible), closer to where the eyeballs are, depending on the real-time demand or number of copies, that people want to access that content simultaneously.

I do think this combination with Global Crossing, for example, in Latin America, that’s 400 plus million eyeballs, the market for our CDN business, one of the benefits of this combination is, you’ll have a (inaudible) market that we can offer to our customers. Most of our customers there are large companies that have global businesses. They are going to need (inaudible) around the globe, and so we are well-suited to support them, now, in three continents, not to mention with Global Crossing’s submarine network, they touch every continent, so that’s just how it works.

Colby Synesael  - Cowen and Company - Analyst

Any other questions? Back row?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, I mean, I think that from the US, no, because we are using (inaudible) metro has been pretty cost-effective, so we’ll push a lot of long-haul traffic our time on the levels we (inaudible) with.

The Latin American network is like the mini Level 3. They own both long-haul and metro networks, it’s a relatively new network, so upgrading that should be fairly cost-effective. I’ll come back to that in a second.

In Europe, it’s used from a long-haul perspective, really. They subtracted a set of metro’s assets, so I think a lot of the upgrading, the submarine business that (inaudible) in our experience continues to be the case, that the technology improvements that drive upgrades even on submarine networks that exist in fiber.

To put that in fuller perspective, keep in mind the AT&T and Verizon networks’ long-haul and the same networks were like those of the ‘80s. They are still upgrading them, although our cost is cheaper. I think one thing to bear in mind is, if you look at revenue growth (inaudible) in relationship to our CapEx, I think you (inaudible) from our CapEx as a percent of revenue.

When we were growing, our CNS revenues dropped to about 2% a quarter sequentially over the period of ‘07 to the early part of ‘08, which is about 8% a year, 8% less a year annual growth. Our capital expenditure has a percent of revenue is about 12% to 14%. Currently, we are in the 1% to 2% zip code and our CapEx is running at about 12%.

If you compare us to anyone else growing at comparable growth rates, you will see that our CapEx as a percent of revenues is significantly below anyone else. Part of that benefit also comes from the fact that we’re leveraging a lot of investor capital. If you look at the original gross PP&E in Level 3 and the companies we bought, pre-bankruptcy values for the companies we bought, we’re leveraging a plant of about $27 billion. Global Crossing probably has, initially, less than (inaudible).

So, when you are leveraging that size of an investment, if you’re doing a good job of it, you should have better capital efficiency and higher incremental recurrence when you have CapEx (inaudible) compared to other providers.

Colby Synesael  - Cowen and Company - Analyst

Any other questions? The gentleman standing up in the back?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

Sure, so, we think that there is growing supply and demand in balance for metro infrastructure, (inaudible) able — especially in the US, because in this market, demand has really mushroomed because of new applications both wireline and mobile. So, because of what you see in terms of peoples’ need for connections, broadband to the home and mobile data, what previously, 10, 15 years ago, the only place that could be justified with a fiber build was the central business district.

That completely changed. Every day, more and more places can justify new fiber, and there’s not enough out there, so we see a big opportunity, especially for us, more than many other people, because we already have fiber optic networks in 125 metro markets. So, the incremental cost of incremental return for adding to that (inaudible), is quite a bit effective for us than someone, let’s say, starting from scratch in a city.

So, we see the demand being pretty broad-based, so, whether it’s enterprise customers, content customers, so, if it’s live venues like stadiums or studios, that side, more and more mobile switching centers, more and more wireless towers all the time, so, more and more cable headings, the list goes on and on. We have a lot (inaudible).

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

No, we have plenty of fiber. Fiber is a (inaudible) in the metro. In the long-haul side, fiber is — you add more and more (inaudible) to bring it to capacity. In the metro, every time you provide more connectivity, you do use that fiber.

So, the opportunity, if you look — one way to look at it is, our fiber, within 500 feet of our US local fiber, you have 100,000 enterprise buildings. Our market share in that business is only a few percentage points.

So, we see a lot of opportunity to extend our fiber at pretty low incremental costs to think about another way and a very short payback, compared to people that don’t have any fiber, so, I think the bottom line is, yes, we expect to continue to increase our (inaudible) for adding buildings and locations at different times in the metro by extending our ground fiber network.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

I don’t think it’s substantial, because, like I said, when you have a basic metro in those cities, for us, the cost of extending that in the metro, other than if we add a location, it’s going to go from tens of thousands of dollars on average, the kinds of things we look at. Sometimes it might be a little longer, but it comes with a bigger revenue opportunity, so, no, I don’t think it’s a big increase in investment just to shift that —

Colby Synesael  - Cowen and Company - Analyst

You’re not expanding just to expand, you’re doing it when you win a customer, look into the ROI in terms of the cost that you’re getting from the customer, and then the next sequential customer that you get, your network is now a little bit further so that you can get more cost-effective than the one before.

Sunit Patel  - Level 3 Communications - EVP, CFO

Exactly, that’s right. Because, any growth from where we are today, let’s say we’re building out there, there are other things along the way we can pick up all the time, so it actually increases the addressable markets.

Colby Synesael  - Cowen and Company - Analyst

Any other questions? Gentleman sitting down in the back left?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

Sure. So, I think if you would look back at the categories in which we have done acquisitions, clearly the biggest one is the long-haul space, consolidating that. We have bought metro networks to extend our popularity, as I said, and then every now and then, we might have (inaudible) with our capabilities, like when we spent probably $160 million to assemble the intellectual property and (inaudible) we needed to get into the CDN business.

So, I think looking forward, it is probably more of the first two, except with Global Crossing in combination, it does change a few things. That business will move to roughly 10% of our business coming from outside the US to 30% of our business coming from outside the US, so there might be opportunities also in other geographies.

But I think that what you will see from us all the time would be similar to what we have done in the past.

Colby Synesael  - Cowen and Company - Analyst

Any other questions? Gentleman standing up in the back?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Sunit Patel  - Level 3 Communications - EVP, CFO

I think it’s a whole host of things. Probably the first thing, or the most important thing, is the reliability. When you have a customer that is very demanding, like Netflix, that every single customer there (inaudible) buffering — how many people have rebuffering,  hopefully very few. They are very demanding, and so quality is a timely, timely consideration, and obviously cost, reach, reliability, all those things, make a difference.

I think one of the things that we’ve been seeing for a few years is that as more and more content goes towards video rather than just traditional acceleration of websites, that (inaudible) video-heavy previously, but now becoming more and more so, a bigger and bigger part of the cost is supplying that (inaudible) of (inaudible) cost, and (inaudible) advantage that we are one of the low-cost suppliers, so it plays to our strength and advantage, but I don’t think that you can get the business just on price.

These people are putting their franchises at risk if they go to their website or are buying content from both customers, they want a great experience, so it’s a truly demanding customer.

So, our range has been fairly broad-based for many different content and traditional enterprise customers. If you go to websites these days, compared to a website five years ago, there is a lot more video on those websites.

Colby Synesael  - Cowen and Company - Analyst

Any other questions from the audience? Okay. One of the more meaningful areas where we have seen an improvement has been in the wholesale segment for Level 3, the last two quarters, for example, you posted very strong-sequential growth. We would like to point out, though, that it’s not just Level 3, but it’s several providers, it seems like the wholesale component to what they do is becoming a growth component for the business.

What’s driving this improvement, and do you think it represents an inflection in the business that you — that should, essentially, lead to sustainable growth on a go-forward basis?

Sunit Patel  - Level 3 Communications - EVP, CFO

I think what’s happening generally in the wholesale sector is just demand growth from several sectors. We continue to see strength especially in wireless data, benefiting that sector. We see benefit from some of our content customers, for example, our — for example, our (inaudible) business and (inaudible) our CNN business and a lot of that segment, so that certainly benefits.

We are seeing just more benefits from just more broadband to homes, so the cable sector is going to go (inaudible), so it’s coming from several different areas.

Colby Synesael  - Cowen and Company - Analyst

And all of those things, obviously, the need for more bandwidth, and obviously, if you look at the (inaudible) that are out there, that’s obviously not just a 2011 phenomenon, that’s something that’s expected to take place over the next multiple years. It does seem like there’s an inflection, where we’re actually starting to see very strong demand on the wholesale side that is certainly outpacing some of the legacy components to that revenue stream, which may have been more impacted over the last year because of the economic downturn. Is that a fair statement?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, I mean, there are some things that have happening in (inaudible), so one of the old backdrops is that a lot of the (inaudible) revenues in the industry have been shrinking and will continue to do so, but at the same time, data revenues are increasing for everyone, so that’s been going on.

To your point, the economic downturn obviously impacted things, hit us hard back in late ‘08, early ‘09 timeframe, so, for some — probably happening from that as people have held off on purchases for some time as the economy’s improving and (inaudible) and the networks, certainly a lot of us have experienced that (inaudible) in our mobile service as well as our data demand has taken off.

Colby Synesael  - Cowen and Company - Analyst

It’s meaningful that the growth component, which is data, now seems to be outpacing the voice component, which is the (inaudible).

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, that’s right.

Colby Synesael  - Cowen and Company - Analyst

You provided churn numbers last quarter for the first time in quite a while, including 1.3% for your core network services, and you gave it a comparison of 1.6% for all of 2010, and then for the mid-markets, you had churn of 1.6%, and that compared to 2.2% for 2010.

I realize that (inaudible) improvements from the last year, and that those are positive, but would you consider your first quarter numbers to be a good number?

Sunit Patel  - Level 3 Communications - EVP, CFO

Well, I think the key is not to look at any one quarter, because you can still have some lumpiness, especially given our customer base. For example, (inaudible) things that we have improved our customer experience a lot over the last couple of years, on multiple aspects, so whether it’s quoting and turning up service for our customers, whether it’s maintaining that service from a service reliability management perspective.

Certainly, also, from a billing experience, just focusing on billing, for example, we’ve reduced the outstanding billing disputes by 85% last year. So, it’s all— those things all added together help.

We are certainly focused on continuing to improve our customer experience on all those assets that I’ve touched on, so hopefully, we should be able to continue to improve that a little bit for our time. Things can change quarter to quarter, but generally speaking, I think they still have the opportunity to improve that a little.

Colby Synesael  - Cowen and Company - Analyst

So, if we look at it over 2011, and I saw the 1.2% across the board for (inaudible), and I saw the 1.6% for mid-market. Are you happy (inaudible)?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes for all. I think we would probably want to see it a little better on the mid-market side, still.

Colby Synesael  - Cowen and Company - Analyst

Are there any other questions from the audience? Okay. In the proxy statement that you guys filed two weeks ago, you filed a five-year revenue and EBITDA forecast, and I realize that these numbers should not be considered guidance, but I was a bit surprised that the chart showed about a 4% compounded annual growth rate for revenue.

If you take us back into (inaudible) in 2007, whenever you were growing about 2% sequentially, which involved about 8% growth, and now in this forecast, you’re talking about 4%. Can you talk about kind of the headwinds to your revenue growth on a go-forward basis?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes. So, I think what’s in the proxy statement shouldn’t be taken as indicative, as you pointed out. The fact is that both Global Crossing and Level 3 are growing our CNS revenues better than that kind of pace.

We still have some legacy revenues. I think when you step back and see, if you look at our overall revenue size, they are (inaudible) to us. The CNS revenues, which (inaudible) in 4%, in the projections you were talking about. There is the wholesale waste business, where less than 10% of our gross margin dollars come from. We are not really managing that business for growth. It’s a trading business.

We terminate a lot of local, long-distance international waste traffic. Obviously, a part of the — a component of the overall service we provide to various customers. It’s a trading business, and it’s (inaudible) quarter-to-quarter. Not much change earlier, and then the other legacy revenues, which are now less than 2% of revenue base, (inaudible) at 40% a year.

I think the key really for us is that the CNS revenue growth is really the driver for the results, and as we have indicated before, with — and this is standalone, I’ll come back with some (inaudible) company, but on a standalone basis, with existing EBITDA margins of 25% and incremental EBITDA margins of 60%, every percentage growth in the CNS revenue growth drives a (inaudible) type growth into EBITDA growth rates, and I think that’s really the big thing from a leverage — an operating leverage perspective.

With the combination, and, as I said, Global Crossing is also growing quite healthily, but with the combined company, the key point is that we will have more customers that we can sell more services and products to a larger geography, and we see that as a big, big plus.

For example, I mentioned the CDN opportunities to have CDN in Latin America. (inaudible) Global Crossing has a more expansive portfolio of products and services for enterprise customers, so that’s something we can also leverage to customers. We have a more expansive portfolio in other areas that they can offer to their customers, and also, a lot of our customers, their needs are global and span several continents, so having more geography to (inaudible) also makes a difference.

In addition, many of Global Crossing’s enterprise customers— the ability to offer them more metro connectivity is a plus, because we can control the (inaudible) and the cost and the portfolio, so (inaudible).

So, we feel a lot of benefits from (inaudible).

Colby Synesael  - Cowen and Company - Analyst

I put words in your mouth. That’s what I do sometimes, but it sounds like your ability to see that new growth accelerate is more based on how quickly you connected to all of these different assets that you have collected over the years versus any type of economic circumstances that you kind of have to overcome at this point, or any fundamental shifts, such as the transition from CDM to (inaudible).

It doesn’t matter how quickly you (inaudible)?

Sunit Patel  - Level 3 Communications - EVP, CFO

Yes, I think that’s fair.

Colby Synesael  - Cowen and Company - Analyst

We are actually out of time, but I appreciate everybody being here, and, thank you, have a good day.